Exhibit 1
                                                                    Sub-Item 77D


                         THE DREYFUS/LAUREL FUNDS, INC.
                   - DREYFUS PREMIER LIMITED TERM INCOME FUND


     Effective March 1, 2005, the Fund is permitted to invest in the following additional types of securities:

             - Investment grade fixed-income securities of issuers in emerging markets
             - Inflation-indexed securities (in addition to those issued by the U.S. Treasury ("TIPs"))
             -    Municipal obligations

The Fund was and continues to be permitted to invest in various types of foreign investment grade bonds, or their unrated equivalent as determined by Dreyfus. Any emerging market securities purchased by the Fund will be investment grade. The Fund was and continues to be able to invest in TIPs, but, effective March 1, 2005, the Fund may invest in other inflation-indexed securities. The ratings of the municipal obligations in which the Fund can invest correspond to the ratings of other permissible Fund investments (i.e., investment grade) and the Fund currently intends to invest no more than 5% of its assets in municipal obligations.

     I In addition, effective March 1, 2005, the Fund is permitted to employ the following additional investment techniques:

             -    Futures and options
             -    Credit Derivatives
             -    Custodial Receipts
             -    Interest Rate Swaps
             -    Currency Exchange Transactions

The Fund's Prospectus and Statement of Additional Information dated March 1, 2005 previously filed with the Securities and Exchange Commission reflects such changes in the Fund's permissible portfolio securities and investment techniques.